                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934


                           PEAK INTERNATIONAL LIMITED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G69586108
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                               WS CAPITAL, L.L.C.
                          300 Crescent Court, Suite 880
                               Dallas, Texas 75201
                            Tel. No.: (214) 756-6073
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                                Eliot D. Raffkind
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                         1700 Pacific Avenue, Suite 4100
                            Dallas, Texas 75201-4618
                                 (214) 969-2800

                                October 17, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G69586108                     13D

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               WS Capital, L.L.C.
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               AF
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Texas
--------------------------------------------------------------------------------
              NUMBER OF       7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY            799,700
              OWNED BY        --------------------------------------------------
                EACH          8     SHARED VOTING POWER
              REPORTING
             PERSON WITH            0
                              --------------------------------------------------
                              9     SOLE DISPOSITIVE POWER

                                    799,700
                              --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               799,700
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               [ ]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               OO
--------------------------------------------------------------------------------
         *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. G69586108                     13D

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               WS Capital Management, L.P.
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               AF
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Texas
--------------------------------------------------------------------------------
              NUMBER OF       7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY            799,700
              OWNED BY        --------------------------------------------------
                EACH          8     SHARED VOTING POWER
              REPORTING
             PERSON WITH            0
                              --------------------------------------------------
                              9     SOLE DISPOSITIVE POWER

                                    799,700
                              --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               799,700
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               [ ]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               IA

--------------------------------------------------------------------------------
         *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. G69586108                     13D

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               WSV Management, L.L.C.
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               AF
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Texas
--------------------------------------------------------------------------------
              NUMBER OF        7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY             484,800
              OWNED BY         -------------------------------------------------
                EACH           8     SHARED VOTING POWER
              REPORTING
             PERSON WITH             0
                               -------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                                     484,800
                               -------------------------------------------------
                               10    SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               484,800
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               [ ]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               3.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               OO
--------------------------------------------------------------------------------
         *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. G69586108                     13D

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               WS Ventures Management, L.P.
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               AF
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Texas
--------------------------------------------------------------------------------
              NUMBER OF         7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY              484,800
              OWNED BY          ------------------------------------------------
                EACH            8     SHARED VOTING POWER
              REPORTING
             PERSON WITH              0
                                ------------------------------------------------
                                9     SOLE DISPOSITIVE POWER

                                      484,800
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               484,800
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               [ ]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               3.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               OO
--------------------------------------------------------------------------------
         *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. G69586108                     13D

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Reid S. Walker
--------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               AF
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S. Citizen
--------------------------------------------------------------------------------
              NUMBER OF         7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY              1,284,500
              OWNED BY          ------------------------------------------------
                EACH            8     SHARED VOTING POWER
              REPORTING
             PERSON WITH              0
                                ------------------------------------------------
                                9     SOLE DISPOSITIVE POWER

                                      1,284,500
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,284,500
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               [ ]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               10.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               HC
--------------------------------------------------------------------------------
         *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. G69586108                     13D

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Patrick P. Walker
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               AF
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S. Citizen
--------------------------------------------------------------------------------
              NUMBER OF       7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY            487,500
              OWNED BY        --------------------------------------------------
                EACH          8     SHARED VOTING POWER
              REPORTING
             PERSON WITH            0
                              --------------------------------------------------
                              9     SOLE DISPOSITIVE POWER

                                    487,500
                              --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               487,500
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               [ ]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               3.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               HC, OO
--------------------------------------------------------------------------------
         *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. G69586108                     13D

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               G. Stacy Smith
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               AF
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S. Citizen
--------------------------------------------------------------------------------
              NUMBER OF        7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY             1,284,500
              OWNED BY         -------------------------------------------------
                EACH           8     SHARED VOTING POWER
              REPORTING
             PERSON WITH             0
                               -------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                                     1,284,500
                               -------------------------------------------------
                               10    SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,284,500
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               [ ]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               10.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               HC
--------------------------------------------------------------------------------
         *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

         This Schedule 13D (the "Schedule 13D") is being filed on behalf of WS Capital, L.L.C., WS Capital Management, L.P., WSV Management, L.L.C., WS Ventures Management, L.P., Mr. Reid S. Walker, Mr. Patrick P. Walker and Mr. G. Stacy Smith, relating to shares of common stock of Peak International Limited (the "Issuer"). Mr. Reid S. Walker and Mr. G. Stacy Smith are the principals of WS Capital, L.L.C. ("WS Capital"), a Texas limited liability company. Mr. Reid
S. Walker, Mr. Patrick P. Walker and Mr. G. Stacy Smith are the principals of WSV Management, L.L.C. ("WSV"), a Texas limited liability company.

         This Schedule 13D relates to shares of Common Stock of the Issuer purchased by (1) WS Capital for the account of (i) Walker Smith Capital Master Fund ("Walker Smith Capital"), a Texas general partnership composed of Walker Smith Capital, L.P. and Walker Smith Capital (QP), L.P., both Texas limited partnerships, and (ii) Walker Smith International Fund, Ltd. ("Walker Smith International"); (2) WSV for the account of (i) WS Opportunity Master Fund ("WS Opportunity") a Texas general partnership composed of WS Opportunity Fund, L.P. and WS Opportunity Fund (QP), L.P., both Texas limited partnerships, and (ii) WS Opportunity Fund International, Ltd. ("WS Opportunity International"); and (3) Mr. Patrick P. Walker as trustee for (i) Walker Children Irrevocable Education Trust and (ii) Walker Irrevocable Trust. WS Capital Management, L.P. ("WS Capital Management"), a Texas limited partnership, is the general partner of Walker Smith Capital, L.P. and Walker Smith Capital (QP), L.P. and the investment manager of Walker Smith International. WS Capital is the general partner of WS Capital Management. WS Ventures Management, L.P. ("WSVM") is the general partner of WS Opportunity Fund, L.P. and WS Opportunity Fund (QP), L.P., and the investment manager of WS Opportunity International. WSV is the general partner of WSVM.

         WS Capital, WS Capital Management, and Messrs. R. Walker and Smith previously relied on Rule 13d-1(b)(1) but had not been required to file a
Schedule 13G with respect to the Issuer, and thus they are filing this Schedule 13D because of Rule 13d-1(g). WSV, WSVM, and Mr. P. Walker are reporting their beneficial ownership of shares of the Issuer on this Schedule 13D to avoid confusion regarding the shares of the Issuer also beneficially owned by Messrs.
R. Walker and S. Smith. All the reporting persons on this Schedule 13D expressly disclaim being a member of any group with respect to the Issuer.

ITEM 1. SECURITY AND ISSUER

         Securities acquired: Shares of Common Stock, par value $0.01 per share

         Issuer:     Peak International Limited
                     44091 Nobel Drive
                     Fremont, California 94538

ITEM 2. IDENTITY AND BACKGROUND

                  (a) This statement is filed by: WS Capital, WS Capital Management, WSV, WSVM, Mr. Reid S. Walker, Mr. Patrick P. Walker and Mr. G. Stacy Smith.

                  (b) The business address of WS Capital, WS Capital Management, WSV, WSVM, Mr. Reid S. Walker, Mr. Patrick P. Walker and Mr. G. Stacy Smith is 300 Crescent Court, Suite 880, Dallas, Texas 75201.

                  (c) WS Capital Management and WSV provide investment management services to private individuals, investment vehicles and institutions. The principal occupation of Messrs. P. Walker, R. Walker and Smith is investment management.

                  (d) None of WS Capital, WS Capital Management, WSV, WSVM, Mr. Reid S. Walker, Mr. Patrick P. Walker or Mr. Smith has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) None of WS Capital, WS Capital Management, WSV, WSVM, Mr. Reid S. Walker, Mr. Patrick P. Walker or Mr. Smith has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (f) WS Capital and WSV are Texas limited liability companies. WS Capital Management and WSVM are Texas limited partnerships. Messrs. R. Walker, P. Walker and Smith are United States citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS

                  As of October 17, 2002, WS Capital and WS Capital Management had invested $3,255,840 in the Issuer. WSV and WSVM had invested $1,882,160 in the Issuer. Messrs. Walker, Walker and Smith had invested an aggregate $5,138,000 through WS Capital, WS Capital Management, WSV and WSVM. The above amount includes any commissions incurred in making the investments. The source of these funds was the working capital of Walker Smith Capital, Walker Smith International, WS Opportunity and WS Opportunity International.

ITEM 4. PURPOSE OF THE TRANSACTION

                  WS Capital, WS Capital Management, WSV, WSVM and Messrs. R. Walker, P. Walker and Smith acquired shares of Common Stock for portfolio investment purposes. WS Capital, WS Capital Management, WSV, WSVM and Messrs. R. Walker, P. Walker and Smith expect to purchase additional shares of the Issuer and they further reserve the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of WS Capital's and WSV's general investment and trading policies, market conditions, the availability of shares of Common Stock or other factors. Messrs. R. Walker, P. Walker and Smith hope to work with the Issuer's management and board of directors to identify and pursue opportunities to increase the value of the Shares, though the reporting persons have no present plans or proposals of such nature. Except as disclosed above, none of the reporting persons have any plans or proposals of the type described in
(a)-(j) of Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                  (a) As of October 17, 2002, Mr. Reid S. Walker and G. Stacy Smith are the beneficial owners of 1,284,500 shares of Common Stock of the Issuer, which includes (i) 799,700 shares of Common Stock beneficially owned by WS Capital and WS Capital Management, and held by Walker Smith Capital and Walker Smith International, and (ii) 484,800 shares of Common Stock beneficially owned by WSV, WSVM and Messrs. R. Walker, P. Walker and Smith for the accounts of WS Opportunity and WS Opportunity International. Mr. Patrick P. Walker, as trustee for two trusts, beneficially owns an additional 2,700 shares of Common Stock of the Issuer.

                  Mr. Reid S. Walker and G. Stacy Smith beneficially own 10.1% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 1,284,500 shares of Common Stock beneficially owned by Mr. Reid S. Walker and G. Stacy Smith as of October 17, 2002, by (ii) 12,689,762 shares of Common Stock outstanding as of July 31, 2002 based upon the Issuer's Quarterly Report on Form 10Q filed with the Securities and Exchange Commission on August 8, 2002. WS Capital and WS Capital Management beneficially own 6.3% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 799,700 shares of Common Stock beneficially owned by WS Capital and WS Capital Management as of the date hereof, by (ii) 12,689,762 shares of Common Stock outstanding as of July 31, 2002 based upon the Issuer's Quarterly Report on Form 10Q filed with the Securities and Exchange Commission on August 8, 2002. WSV and WSVM and Mr. Patrick P. Walker beneficially own 3.8% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 484,800 shares of Common Stock beneficially owned by WSV and WSVM (and the 487,500 shares of Common Stock beneficially owned by Mr. Patrick P. Walker) as of the date hereof, by (ii) 12,689,762 shares of Common Stock outstanding as of July 31, 2002 based upon the Issuer's Quarterly Report on Form 10Q filed with the Securities and Exchange Commission on August 8, 2002.

                  (b) Mr. Reid S. Walker and Mr. G. Stacy Smith, for the accounts of Walker Smith Capital, Walker Smith International, WS Opportunity and WS Opportunity International, have the power to vote and dispose of the shares of Common Stock held by such entities. Mr. Reid S. Walker and Mr. G. Stacy Smith are also the principals of WS Capital, which is the general partner of WS Capital Management, and, together with Mr. Patrick P. Walker, principals of WSV, which is the general partner of WSVM, and as such have the power to vote and dispose of the shares of Common Stock controlled by such entities.

                  (c) The transactions in the Issuer's securities by Walker Smith Capital, Walker Smith International, WS Opportunity and WS Opportunity International during the last sixty days are listed as Annex A attached hereto and made a part hereof.

                  (d) Not Applicable.

                  (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Not Applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement dated October 24, 2002, among WS Capital, WS Capital Management, WSV, WSVM and Messrs. Walker, Walker and Smith.

                                     ANNEX A


         Transaction                     Buy/Sell                     Quantity                     Price per
             Date                                                     (shares)                     Share ($)
------------------------------- ---------------------------- ---------------------------- ----------------------------
           8/23/02                          Buy                         6,000                          4.97
           8/29/02                          Buy                         2,000                          4.93
           8/30/02                          Buy                         2,000                          4.97
           9/12/02                          Buy                        90,000                          4.62
           9/13/02                          Buy                        70,000                          4.54
           9/18/02                          Buy                        62,500                          4.48
           9/19/02                          Buy                        15,000                          4.4
           9/19/02                          Buy                        64,100                          4.29
           9/24/02                          Buy                         2,400                          4.63
           9/25/02                          Buy                        11,100                          4.45
           9/26/02                          Buy                         1,100                          4.44
           9/27/02                          Buy                           200                          4.60
           9/30/02                          Buy                         1,500                          4.61
           10/01/02                         Buy                         2,700                          4.44
           10/02/02                         Buy                         1,700                          4.35
           10/04/02                         Buy                         3,100                          3.98
           10/09/02                         Buy                         1,000                          3.94
           10/10/02                         Buy                         5,000                          3.97
           10/11/02                         Buy                         6,500                          4.02
           10/11/02                         Buy                        30,000                          3.97
           10/16/02                         Buy                         5,000                          3.88
           10/17/02                         Buy                        18,500                          4.12
           10/18/02                         Buy                         6,500                          4.06
           10/21/02                         Buy                         2,000                          3.78
           10/22/02                         Buy                         1,000                          4.21

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: October 24, 2002

                                     WS CAPITAL, L.L.C.

                                     By: /S/ REID W. WALKER
                                        -------------------
                                     Name: Reid W. Walker
                                     Title: Member

                                     WS CAPITAL MANAGEMENT, L.P.

                                     By: WS Capital, L.L.C., general partner

                                     By: /S/ REID S. WALKER
                                        -------------------

                                     WSV MANAGEMENT, L.L.C.

                                     By: /S/ PATRICK P. WALKER
                                        ----------------------
                                     Name: Patrick P. Walker
                                     Title: Member

                                     WS VENTURES MANAGEMENT, L.P.

                                     By: WSV Management, L.L.C., general partner

                                             By: /S/ PATRICK P. WALKER
                                                ----------------------
                                             Name: Patrick P. Walker
                                             Title: Member

                                     /S/ REID S. WALKER
                                     ---------------------------
                                     Reid S. Walker

                                     /S/ PATRICK P. WALKER
                                     ---------------------------
                                     Patrick P. Walker

                                     /S/ G. STACY SMITH
                                     ---------------------------
                                     G. Stacy Smith

                                  EXHIBIT INDEX


EXHIBIT
NUMBER            DESCRIPTION
------            -----------
Exhibit 1         Joint Filing Agreement dated October 24, 2002, among WS
                  Capital, WS Capital Management, WSV, WSVM and Messrs. Walker,
                  Walker and Smith.